Exhibit 99.94

Date:	April 15, 2025

News Release:	25-09

Ticker Symbols:	TSXV: MOON; OTCQB: BMOOF

BLUE MOON METALS SECURES CONGRESSIONAL SUPPORT AND BLM APPROVAL FOR AN UNDERGROUND EXPLORATION PROGRAM AT THE BLUE MOON CRITICAL MINERALS PROJECT IN MARIPOSA COUNTY, CALIFORNIA

TORONTO, Ontario – April 15, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQB: BMOOF), is pleased to announce approval by the Bureau of Land Management (“BLM”) for a portal and tunnel to enable underground mineral exploration activities at the Blue Moon volcanogenic massive sulphide (“VMS”) deposit (the “Project”), located in Mariposa County, California. The BLM’s approval represents a significant permitting milestone for development of the Project, as the initial portal and decline will provide access for infill and exploration drilling, allow for examination of geology, rock mechanics, and underground mining conditions, and be utilized once the mine moves into production as the main haulage route. The BLM’s approval allows for immediate commencement of the underground exploration program.

As a result of this development, management has commenced the detailed exploration decline engineering and has initiated an RFP (request for proposal) process to select a mining contractor. The decline is expected to start construction in Q3-2025 and support a feasibility study which is expected to be completed in 24 months. The total program as outlined in the Preliminary Economic Assessment (“PEA”) technical report for the Blue Moon Mine, is expected to cost US$31M, and result in approximately 20 new jobs in Mariposa County, California over that period. One of the additional goals of this program is to conduct additional work to evaluate the potential addition of barite, pyrite, gypsum, aggregates, gallium, germanium and/or indium to a future mineral resource as well as the associated economic potential, as these were not focus products for prior operators of the mine. The Company is expected to fund this program through a combination of a potential royalty sale, equity and/or the existing undrawn Hartree Partners standby facility. The Project currently only has one third-party royalty, capped at US$500,000.

The BLM’s approval is consistent with an Executive Order issued by President Donald Trump on March 20, 2025 calling for immediate measures to increase American mineral production, including streamlining permitting processes and prioritizing domestic mineral production projects. Soon after the issuance of the Executive Order, United States Congressman Tom McClintock, Member of the House Committee on Natural Resources, issued a letter of support for the Project to BLM, noting “…approval of the Blue Moon Mining Project would result in the mining of multiple critical metals, such as zinc, copper, gallium, germanium, and barite, which would reduce the United States' dependency on foreign critical minerals.” Congressman McClintock further urged the BLM to identify the Blue Moon Project as a “Priority Project” that, pursuant to the Executive Order, “…can be immediately approved or for which permits can be immediately issued and take all necessary or appropriate actions within the agency’s authority to expedite and issue the relevant permits or approvals.”

The CEO of Blue Moon, Christian Kargl-Simard stated:

"This project was identified by Westmin in the 1980s as a high-grade VMS project with strong metallurgy, which they completed a historical prefeasibility study on and advanced permitting. The project is now advancing rapidly with the focus on domestic production of critical metals. The PEA results announced on March 3, 2025 summarized top decile economics for a mining project, and at current spot prices the after-tax rate of return is over 50%. We are grateful for the support of multiple layers of government in the US to dedicate resources and expediency to advancing critical metals projects. With the strong economics of the project, we can deliver the Blue Moon Project using the highest environmental and social standards, and demonstrate to the county, where the California Gold Rush took place, what modern responsible mining looks like. With this approval, all three of Blue Moon’s critical metals projects have permits for underground exploration and development activities.”

This development supersedes and accelerates the permitting approach outlined in the PEA for the Blue Moon Mine, which had an effective date of March 3, 2025. The independent National Instrument (“NI”) 43-101 Technical Report has now been filed on SEDAR+. The study was commissioned by Blue Moon and carried out by Micon International Ltd. and Resource Development Associates, Inc. It provides a base case assessment for the development of the Project as an underground mine with onsite production of saleable concentrates for zinc and copper.

Date:	April 15, 2025

News Release:	25-09

Ticker Symbols:	TSXV: MOON; OTCQB: BMOOF

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mr. Dustin Small, P.Eng., a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Date:	April 15, 2025

News Release:	25-09

Ticker Symbols:	TSXV: MOON; OTCQB: BMOOF

Forward-looking information is provided herein for the purpose of giving information about the Project and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.